VIA EDGAR

October 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards, Jimmy McNamara, Kevin Kuhar and Franklin Wyman

Re:	Upstream Bio, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-282197

Dear Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Upstream Bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 10, 2024 at 4:01 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Gabriela Morales-Rivera at (617) 570-1329.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

UPSTREAM BIO, INC.

/s/ E. Rand Sutherland

E. Rand Sutherland

Chief Executive Officer

cc:	E. Rand Sutherland, M.D., M.P.H., Upstream Bio, Inc.

Michael Paul Gray, M.B.A., Upstream Bio, Inc.

Gabriela Morales-Rivera, Esq., Goodwin Procter LLP

William D. Collins, Esq., Goodwin Procter LLP

Kathryn W. Clerici, Esq., Goodwin Procter LLP